EXHIBIT 99.1

Student Transportation CEO to Present at Raymond James Global Airline/Transportation Conference

WALL, N.J., Oct. 31, 2013 (GLOBE NEWSWIRE) -- Student Transportation Inc. ("STI") (TSX:STB) (Nasdaq:STB), North America's third-largest and most innovative supplier of school bus transportation and management services, announced that its Chairman and CEO, Denis J. Gallagher, will address the Raymond James Global Airline/Transportation Conference in New York, NY on Wednesday, November 6, 2013 at approximately 1:55 pm ET.

Gallagher will present Fueling Innovation and Driving Returns in the $24 billion school transportation industry along with plans for fiscal 2014 and beyond. Investors are invited to listen to a live audio webcast of the event at www.rideSTBus.com.

About

Student Transportation Inc. (TSX:STB) (Nasdaq:STB) is North America's third largest and most innovative supplier of school bus transportation and management services. Founded in 1997, STI's family of local companies operates more than 10,500 vehicles and transports over 1 million students to and from school each day. STI has a long history of safe, reliable and cost-effective service delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: INVESTOR CONTACTS:

         Student Transportation Inc.
         Patrick J. Walker
         Chief Financial Officer & Executive Vice President

         Keith P. Engelbert
         Director of Investor Relations
         (843) 884-2720
         Email: invest@rideSTBus.com
         Website: www.rideSTBus.com